Exhibit 99.3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

PROPOSED ISSUANCE OF A SHARE CONVERTIBLE BONDS AND POSSIBLE SUBSCRIPTION FOR A SHARE CONVERTIBLE BONDS BY CONNECTED PERSON

On 14 May 2020, the thirteenth meeting of the eighth session of the Board considered and approved, among others, the relevant resolutions on the A Share Convertible Bond Issuance Plan and the Possible Subscription for A Share Convertible Bonds by CSAH.

The Proposed Issuance of A Share Convertible Bonds is subject to the Shareholders’ approvals at the AGM and the Class Meetings of the Company and the approvals from CSRC and other relevant authorities. The Possible Subscription for A Share Convertible Bonds by CSAH is subject to Independent Shareholders’ approval at the AGM. A circular containing, among others, details of the Proposed Issuance of A Share Convertible Bonds and the Possible Subscription for A Share Convertible Bonds by CSAH will be despatched to the Shareholders as soon as practicable and within 15 business days after the publication of this announcement.

On 14 May 2020, the thirteenth meeting of the eighth session of the Board considered and approved, among others, the relevant resolutions on the A Share Convertible Bond Issuance Plan and the Possible Subscription for A Share Convertible Bonds by CSAH.

I. THE ISSUANCE SATISFIES THE CONDITIONS OF THE PUBLIC ISSUANCE OF A SHARE CONVERTIBLE BONDS

Pursuant to the relevant requirements under the Company Law, the Securities Law, the Administrative Measures for the Issuance of Securities by Listed Companies (《上市公司証券發行管理辦法》) and other laws, regulations and normative documents, upon the Company’s review on the qualifications and conditions of a company applying for issuance of A share convertible bonds, the Company believes that it has satisfied all the regulations and requirements of the relevant laws, regulations and normative documents in relation to the public issuance of A share convertible bonds by listed companies, that it is not a subject of bad faith and that it possesses the qualifications and conditions for public issuance of A share convertible bonds.

II. OVERVIEW OF THE ISSUANCE

Details of the A Share Convertible Bond Issuance Plan are as follows:

1. Type of securities to be issued

The type of the securities to be issued is convertible bonds which can be converted into A Shares. The A Share Convertible Bonds and the A Shares to be converted will be listed on the Shanghai Stock Exchange.

2. Size of issuance

The total amount of the A Share Convertible Bonds proposed to be issued will not exceed RMB16 billion (including RMB16 billion). The actual size of the issuance shall be determined by the Board (or persons authorised by the Board) within the above range, subject to the authorisation by the Shareholders at the AGM and the Class Meetings.

3. Par value and issue price

The A Share Convertible Bonds will be issued at par with a nominal value of RMB100.00 each.

4. Term

According to the provisions of the relevant laws and regulations and the progress of implementation of the planned projects using the fund raising proceeds, combined with the scale of issuance of this Proposed Issuance of A Shares Convertible Bonds and the Company’s future operating and financial status, etc., the term of the A Share Convertible Bonds will be six years from the date of the issuance.

5. Interest rate

The Board proposed to the Shareholders at the AGM and the Class Meetings to authorise the Board (or persons authorised by the Board) to determine the method of determining the nominal interest rate as well as the final interest rate for each interest accrual year upon negotiation with the sponsor (the lead underwriter) in accordance with national policies, market conditions and the actual conditions of the Company before the Proposed Issuance of A Share Convertible Bonds.

6. Method and timing of interest payment and repayment of the principal

The interest of the A Share Convertible Bonds will be paid annually. The principal of the unconverted A Share Convertible Bonds will be repaid and the interest for the final year will be paid upon maturity.

(1)	Calculation of Annual Interest

The formula for calculating the Annual Interest is: I = B × i

I: denotes the Annual Interest;

B: denotes the aggregate nominal value of the A Share Convertible Bonds held by an A Share Convertible Bond Holder as at the record date for interest payment in an interest accrual year;

i: denotes the nominal interest rate of the A Share Convertible Bonds of that year.

(2)	Method of interest payment

a.	The interest of the A Share Convertible Bonds will be paid annually, accruing from the date of the issuance of the A Share Convertible Bonds.

b.

Interest payment date: The interest is payable annually on each anniversary of the date of the issuance of the A Share Convertible Bonds. Where such a date falls on a statutory holiday or rest day, the interest payment date shall be postponed to the next working day, with no additional interest accrued during the period of postponement. The period between any two consecutive interest payment dates will be interest accrual year.

c.

Record date for interest payment: The record date for interest payment in each year will be the trading day immediately preceding the interest payment date. The Company will pay the interest accrued for that year within five trading days from the interest payment date. Where an A Share Convertible Bond Holder converts his/her A Share Convertible Bonds into A Shares on or before the record date for interest payment in any interest accrual year, that A Share Convertible Bond Holder shall not be entitled to any interest for that year and any subsequent interest accrual year.

d.	Tax payable on the interest income of an A Share Convertible Bond Holder shall be borne by such holder him/herself.

7. Conversion period

The conversion period of the A Share Convertible Bonds shall commence on the first trading day immediately following the expiry of the six-month period after the date of the issuance of the A Share Convertible Bonds, and end on the maturity date of the A Share Convertible Bonds.

8. Determination and adjustment of the conversion price

(1)	Basis for determining the initial conversion price

The initial conversion price of A Share Convertible Bonds shall not be lower than the following: (i) the average trading price of A Shares during the 20 trading days immediately preceding the date of publication of the Offering Document (in the event that during such 20 trading days, the share price has been adjusted due to ex-rights or ex-dividend, the average share price for the trading days before the adjustment shall be accordingly adjusted with reference to the adjusted share price following the ex-rights or ex-dividend); (ii) the average trading price of A Shares on the trading day immediately preceding the date of publication of the Offering Document; (iii) the latest audited net asset value per Share; and (iv) par value per Share. The actual initial conversion price shall be determined by the Board (or persons authorised by the Board) upon negotiation with the sponsor (the lead underwriter) in accordance with the market conditions and actual conditions of the Company before the Proposed Issuance of A Share Convertible Bonds, subject to the authorisation by the Shareholders at the AGM and the Class Meetings.

The average trading price of A Shares for the 20 trading days immediately preceding the date of publication of the Offering Document = the total trading amount of A Shares during such 20 trading days/the total trading volume of A Shares during such 20 trading days;

The average trading price of A Shares for the trading day immediately preceding the date of publication of the Offering Document = the total trading amount of A Shares on such a trading day/the total trading volume of A Shares on such a trading day.

(2)	Method of adjustment to the conversion price

The conversion price is subject to adjustments in certain events subsequent to the issuance of the A Share Convertible Bonds such as distribution of share dividends, capitalisation, issuance of new shares or rights issue and distribution of cash dividends (excluding any increase in the share capital as a result of conversion of the A Share Convertible Bonds). The Company will adjust the conversion price based on the following formula (rounded off to two decimal places):

Distribution of share dividends or capitalisation: P1=P0/(1+n);

Issuance of new shares or rights issue: P1=(P0+A×k)/(1+k);

The above two events occurring concurrently: P1=(P0+A×k)/(1+n+k);

Distribution of cash dividends: P1=P0-D;

The above three events occurring concurrently: P1=(P0-D+A×k)/(1+n+k)

In the aforesaid formulae, “P0” denotes the conversion price before the adjustment; “n” denotes the rate of distribution of share dividends or capitalisation; “k” denotes the rate of issuance of new shares or rights issue; “A” denotes the price of issuance of new shares or rights issue; “D” denotes the cash dividend per share and “P1” denotes the adjusted conversion price.

Upon occurrence of any of the abovementioned changes in A Shares and/or A Shareholders’ interests, the Company will adjust the conversion price in accordance with the above method, and an announcement in relation to the adjustment of the conversion price will be made on the media designated by CSRC for information disclosure of listed companies. Such an announcement will indicate the date of the adjustment to the conversion price, method of the adjustment and suspension period of share conversion (if necessary). Meanwhile, the Company shall disclose the information to the Hong Kong market in accordance with the Listing Rules and the Articles of Association of the Company (if necessary). If the conversion price adjustment date is on or after the date on which an A Share Convertible Bond Holder applies for conversion of his/her A Share Convertible Bonds but before the registration date of the shares to be issued upon conversion, such conversion will be executed based on the adjusted conversion price.

In the event that the A Share Convertible Bond Holders’ interests or the interests derived from the share conversion of the A Share Convertible Bonds are affected by the change in the Company’s share class, quantity and/or Shareholders’ interests due to any possible share repurchase, consolidation, division or any other circumstances, the Company will adjust the conversion price based on the actual situations and in accordance with the principles of fairness, justice and equality so as to fully protect the interests of the A Share Convertible Bond Holders. The details of the adjustment to the conversion price and its implementation measures shall be determined in accordance with the relevant national laws and regulations and the relevant requirements of the securities regulatory authorities.

9. Terms of downward adjustment to the conversion price

(1)	Authorisation and magnitude of adjustment

If, during the term of the A Share Convertible Bonds, the closing prices of A Shares in at least 15 trading days out of any 30 consecutive trading days are lower than 85% of the prevailing conversion price, the Board may propose a downward adjustment to the conversion price to Shareholders at the general meeting and the class meetings for their consideration and approval.

The abovementioned proposal is subject to approvals of more than two-thirds of the voting rights of the Shareholders who attend the general meeting and the class meetings. Shareholders who hold the A Share Convertible Bonds should abstain from voting at the general meeting and class meetings. The adjusted conversion price should be no less than the following: (i) the average trading price of A Shares during the 20 trading days immediately preceding the date of such a general meeting and class meetings (in the event that during such 20 trading days, the share price has been adjusted due to ex-rights or ex-dividend, the average share price for the trading days before the adjustment shall be accordingly adjusted with reference to the adjusted share price following the ex-rights or ex-dividend); and (ii) the average trading price of A Shares on the trading day immediately preceding the date of such a general meeting and class meetings, whichever is higher. At the same time, the adjusted conversion price shall not be lower than the latest audited net asset value per Share and par value per Share.

In the event that an adjustment to the conversion price by the Company is made during the aforementioned 30 trading days, in respect of the trading days prior to the adjustment to the conversion price, the calculation shall be based on the unadjusted conversion price and the closing price of the A Shares on each such day, while in respect of the trading day on which adjustment to the conversion price is made and the trading days afterwards, the calculation shall be based on the adjusted conversion price and the closing price of the A Shares on each such day.

(2)	Adjustment procedures

If the Company decides to make a downward adjustment to the conversion price, the Company shall publish the relevant announcement on media designated by CSRC for information disclosure of listed companies. Such an announcement shall disclose information including the magnitude of the adjustment, the registration date of the shares subject to the downward adjustment to the conversion price, the suspension period of share conversion (if any) and such other information. Meanwhile, the Company shall disclose the information to the Hong Kong market in accordance with the Listing Rules and the Articles of Association of the Company (if necessary). Application for conversion of the A Share Convertible Bonds at the adjusted conversion price shall be resumed upon the first trading day after the registration date, i.e. the conversion price adjustment date.

If the conversion price adjustment date is on or after the date of the application for conversion but before the registration date of the shares to be issued upon conversion, such conversion will be executed based on the adjusted conversion price.

10. Method of determining the number of shares for conversion

Where an A Share Convertible Bond Holder applies to convert his/her A Share Convertible Bonds into A Shares during the conversion period, the formula for calculating the number of A Shares to be issued upon conversion is as below:

Q = V/P, any fractional share shall be rounded down to the nearest integer.

V:	denotes the aggregate nominal value of the A Share Convertible Bonds in respect of which the A Share Convertible Bond Holder applies for conversion;

P:	denotes the prevailing conversion price as at the date of application for conversion.

An A Share Convertible Bond Holder can only apply to convert such A Share Convertible Bonds into A Shares in integers. Within five trading days from the conversion of the A Share Convertible Bonds, the Company will pay the A Share Convertible Bond Holder in cash an amount equal to the nominal value of such A Share Convertible Bonds which are insufficient to be converted into one share and the interest accrued for current period on such a balance in accordance with the relevant requirements of the Shanghai Stock Exchange and such other authorities (please refer to the section headed “11. Terms of redemption” for the method of calculating the interest accrued for current period).

11. Terms of redemption

(1)	Terms of redemption upon maturity

Within five trading days upon maturity of the A Share Convertible Bonds, the Company will redeem all the A Share Convertible Bonds which have not been converted into A Shares by then, at a price determined by the Board (or persons authorised by the Board) upon negotiation with the sponsor (the lead underwriter) with reference to the market conditions before the issuance of the A Share Convertible Bonds, subject to the authorisation by the Shareholders at the general meeting and class meetings.

(2)	Terms of conditional redemption

During the conversion period, in case of one of the following two circumstances, the Company has the right to redeem all or part of the A Share Convertible Bonds which have not been converted into shares based on the par value plus the accrued interest then:

(1)

where the closing prices of A Shares for at least 15 trading days out of any 30 consecutive trading days during the conversion period are no less than 130% (including 130%) of the prevailing conversion price;

(2)	where the balance of the outstanding A Share Convertible Bonds under the issuance is lower than RMB30 million.

Formula for calculating the then accrued interest is: IA = B×i×t/365

IA:	denotes the accrued interest for the current period;

B:	denotes the aggregate nominal value of the A Share Convertible Bonds to be deemed that are held by the A Share Convertible Bond Holders under the issuance;

i:	denotes the nominal interest rate of the A Share Convertible Bonds for current year;

t:

denotes the number of days on which interest is accrued, i.e. the actual number of calendar days from the last interest payment date up to the redemption date of that interest accrual year (including the last interest payment date and excluding the redemption date)

In the event that an adjustment to the conversion price is made during the aforesaid 30 trading days, the amount for trading days prior to the date of the adjustment shall be calculated based on the conversion price and the closing price of the A Shares before the adjustment, while the amount for trading days after the adjustment shall be calculated based on the conversion price and the closing price after the date of the adjustment.

Redemption period of the A Share Convertible Bonds under the issuance is consistent with the conversion period, i.e., to commence from the first trading day immediately following the expiry of the six-month period after the date of the issuance, and to end on the maturity date of the A Share Convertible Bonds.

12. Terms of sale back

(1)	Terms of conditional sale back

During the last two interest accrual years within the term of the A Share Convertible Bonds under the issuance, if the closing prices of the A Shares on any 30 consecutive trading days are lower than 70% of the prevailing conversion price, the A Share Convertible Bond Holders are entitled to sell back all or part of their A Share Convertible Bonds to the Company at par plus the then accrued interest (formula for calculating the then accrued interest is set out in relevant contents of terms of redemption).

In the event that an adjustment to the conversion price is made during the aforesaid 30 trading days, the amount for trading days prior to the date of the adjustment shall be calculated based on the conversion price and the closing price of the A Shares before the adjustment, while the amount for trading days after the adjustment shall be calculated based on the conversion price and the closing price after the date of the adjustment. In the event that there is a downward adjustment to the conversion price, the aforesaid “30 consecutive trading days” shall be re-counted from the first trading day following the adjustment to the conversion price.

During the last two interest accrual years within the term of the A Share Convertible Bonds under the issuance, the A Share Convertible Bond Holders can exercise their sale back rights once every year upon the first satisfaction of the conditions of the sale back in accordance with the abovementioned terms. If the A Share Convertible Bond Holders, upon the first satisfaction of the conditions of the sale back, do not apply for and exercise their sale back rights during the sale back declaration period specified by the Company, they are not entitled to exercise their sale back rights during that interest accrual year. The A Share Convertible Bond Holders are not allowed to exercise part of their sale back rights repeatedly.

(2)	Additional terms of sale back

If the actual use of proceeds from the Proposed Issuance of A Share Convertible Bonds significantly differs from the undertakings of the use of proceeds set out by the Company in the Offering Document, and such a change is regarded as a change in the use of proceeds by relevant provisions of the CSRC or determined by the CSRC, the A Share Convertible Bond Holders will be entitled to a one-off right to sell all or part of the A Share Convertible Bonds back to the Company at par plus the then accrued interest. The A Share Convertible Bond Holders can exercise their sale back rights upon the satisfaction of the additional terms of sale back during the additional sale back declaration period as announced by the Company. If the A Share Convertible Bond Holders do not exercise their sale back rights during the declaration period, they shall be deemed to abandon the rights (formula for calculating the then accrued interest is set out in relevant contents of terms of redemption).

13. Attribution of dividend in the year of conversion

The new A Shares to be issued as a result of the conversion of the A Share Convertible Bonds shall rank pari passu with all the existing A Shares. All ordinary Shareholders of A Shares (including those becoming ordinary Shareholders as a result of the conversion of the A Share Convertible Bonds) whose names are recorded on the register of members of the Company on the share registration date for dividend distribution shall be entitled to receive the dividend of that period and equal rights and interests.

14. Method of issuance and targeted subscribers

The actual method of the issuance of the A Share Convertible Bonds will be determined by the Board (or persons authorised by the Board) upon negotiation with the sponsor (the lead underwriter), subject to authorisation by the Shareholders at the AGM and the Class Meetings. The targeted subscribers of the A Share Convertible Bonds are natural persons, legal persons, securities investment funds and other investors in compliance with the legal requirements, who have maintained securities accounts in the Shanghai Branch of China Securities Depository and Clearing Corporation Limited (excluding those prohibited by national laws and regulations).

15. Subscription arrangement for the existing A Shareholders

The existing A Shareholders are entitled to the pre-emptive rights to subscribe for the A Share Convertible Bonds. The existing A Shareholders may choose not to exercise such rights. It will be proposed at the AGM and the Class Meetings to authorise the Board (or persons authorised by the Board) to determine the actual amount of the A Share Convertible Bonds which are subject to the abovementioned pre-emptive rights in accordance with determination by the Board upon negotiation with the sponsor (the lead underwriter), with reference to the market conditions during the Proposed Issuance of A Share Convertible Bonds. Such determination shall be disclosed in the announcement regarding the Proposed Issuance of A Share Convertible Bonds. Such pre-emptive rights shall be subject to the Company Law, the Listing Rules and any other applicable laws, regulations and rules of any government or regulatory authorities (including but not limited to any rules and requirements regarding related party transactions or connected transactions).

The A Share Convertible Bonds which are not subject to the abovementioned pre-emptive rights and which are not subscribed for upon the exercise of the abovementioned pre-emptive rights will be either offered to institutional investors offline or issued by way of online fixed price offering through the trading system of the Shanghai Stock Exchange, with the remaining balance underwritten by the underwriter(s) in case of undersubscription. The actual method of the issuance of the A Share Convertible Bonds will be determined by the Board (or persons authorised by the Board) upon negotiation with the sponsor (the lead underwriter) and before the Proposed Issuance of A Share Convertible Bonds, subject to authorisation by the Shareholders at the AGM and the Class Meetings.

16. Matters relating to A Share Convertible Bond Holders’ meetings

(1)	Rights of the A Share Convertible Bond Holders:

(a)	to receive agreed interests in accordance with the number of the A Share Convertible Bonds held by A Share Convertible Bond Holders;

(b)	to convert the A Share Convertible Bonds held by A Share Convertible Bond Holders into A Shares of the Company according to the agreed conditions set out in the Offering Document;

(c)	to exercise right of sale back on agreed conditions set out in the Offering Document;

(d)	to attend the meetings of A Share Convertible Bond Holders, either in person or by proxy, and vote in accordance with the provisions of laws and administrative regulations;

(e)

to assign, bestow or pledge the A Share Convertible Bonds held by A Share Convertible Bond Holders in accordance with the provisions of laws, administrative regulations, the Articles of Association and rules for A Share Convertible Bond Holders’ meetings;

(f)	to receive relevant information in accordance with the provisions of laws, administrative regulations, the Articles of Association and rules for A Share Convertible Bond Holders’ meetings;

(g)	to request the Company to repay the principal and interest of the A Share Convertible Bonds within the agreed period and by the agreed manner set out in the Offering Document;

(h)	other rights as creditors of the Company prescribed by laws, administrative regulations and the Articles of Association.

(2)	Obligations of the A Share Convertible Bond Holders:

(a)	to abide by the relevant terms of the issuance of A Share Convertible Bonds by the Company;

(b)	to pay the subscription amount in accordance with the number of A Share Convertible Bonds subscribed for;

(c)	to abide by the effective resolutions approved at the meetings of A Share Convertible Bond Holders;

(d)

not to request the Company to make prepayment of the principal and interest of A Share Convertible Bonds, unless otherwise required by laws and regulations, or otherwise agreed in the Offering Document; and

(e)	other obligations required to be undertaken by A Share Convertible Bond Holders prescribed by laws, administrative regulations and the Articles of Association.

(3)	During the term of A Share Convertible Bonds, an A Share Convertible Bond Holders’ meeting shall be convened upon the occurrence of any of the following events:

(a)	the Company proposes to change the terms of the Offering Document;

(b)	proposed amendments to the rules for A Share Convertible Bond Holders’ meetings;

(c)	the Company defaults in paying the principal and interests of A Share Convertible Bonds for the current period on time;

(d)

the Company undertakes a capital reduction (except for a share repurchase under an employee stock ownership plan, share incentive scheme, share repurchase for conversion of convertible bonds issued by the Company, performance commitments resulting in share repurchases, and reduction resulting from repurchases necessary to maintain the Company’s value and Shareholders’ equity), merger, division, restructuring, dissolution or files for bankruptcy;

(e)	any material change arises from the guarantors (if any) or the collaterals (if any);

(f)	proposed amendment or termination of the entrusted manager of this A Share Convertible Bond Issuance Plan;

(g)	inability to perform duties duly by the management of the Company leads to serious uncertainties on the Company’s ability to repay debts, and actions should be taken in accordance with laws;

(h)	the Company proposes a debt restructuring plan;

(i)

other circumstances where the Board of the Company, A Share Convertible Bond Holders, either individually or jointly, holding 10% or more of the aggregate nominal value of the outstanding A Share Convertible Bonds for the period, entrusted manager of this A Share Convertible Bond Issuance Plan or other entities or persons prescribed by the relevant laws and regulations and the CSRC, propose(s) in writing to convene;

(j)	other matters which may significantly and materially affect the interests of A Share Convertible Bond Holders; and

(k)

other matters required to be considered and determined at the meetings of the A Share Convertible Bond Holders in accordance with the provisions of the laws, administrative regulations, the CSRC, the Shanghai Stock Exchange, and the rules of the meetings of the A Share Convertible Bond Holders.

(4)	The following entities or persons may propose an A Share Convertible Bond Holders’ meeting:

(a)	the Board;

(b)

A Share Convertible Bond Holders, either individually or jointly, holding 10% or more of the aggregate nominal value of the outstanding A Share Convertible Bonds for the period, entrusted manager of this A Share Convertible Bond Issuance Plan, proposing in writing; and

(c)	other entities or persons prescribed by the laws, regulations or CSRC.

The Company will set out the method of protecting the interest of the A Share Convertible Bonds Holders and the rights, procedures and conditions of effecting resolutions of the A Share Convertible Bond Holders’ meeting in the Offering Document.

17. Use of proceeds

The total amount of proceeds from the Proposed Issuance of A Share Convertible Bonds will not exceed RMB16 billion (including RMB16 billion), which will be used for the following projects after deducting the issuance expense.

Unit: RMB ‘0000

No.	Project Name	Total amount of investment	Amount of proceeds proposed to be used
1	Purchasing aircraft and aviation equipment and maintenance projects	2,168,601.96	1,060,000.00
2	Introduction of spare engines	65,553.50	60,000.00
3	Supplementing working capital	480,000.00	480,000.00
Total		2,714,155.46	1,600,000.00

If the actual net proceeds from the Proposed Issuance of A Share Convertible Bonds, after deducting the issuance expense, is less than the amount of proceeds to be invested in the above projects, the Company will make up the shortfall by utilising its own funds or self-raising funds. Before the receipt of the proceeds from the Proposed Issuance of A Share Convertible Bonds, the Company will implement the projects utilising its own funds or self-raised funds in accordance with the actual progress of the projects. Upon receipt of the proceeds, the proceeds will be used to replace the remaining funds and cover the spent funds.

The Board (or persons authorised by the Board) may make adjustment to the proposed investment amount of the proceeds for the above one or multiple projects, based on the actual situation of project progress and funding requirements.

18. Guarantee and security

There is no guarantee or security in relation to the A Share Convertible Bonds.

19. Deposit account for proceeds raised

The Company has established the Administrative Measures for the Proceeds Raised. The proceeds of the A Share Convertible Bonds shall be maintained in an account designated by the Board (or persons authorised by the Board). Details regarding the opening of the account will be determined by the Board before the issuance and announced in the relevant announcement.

20. Ratings

Credit rating agencies possessing the relevant qualifications will issue a credit rating report for this Proposed Issuance of A Share Convertible Bonds by the Company.

21. Validity period of the proposal on the issuance of A Share Convertible Bonds

The Proposed Issuance of A Share Convertible Bonds will be valid for 12 months from the date of the considering and passing of the A Share Convertible Bonds Issuance Plan at the AGM and the Class Meetings.

III. POSSIBLE SUBSCRIPTION FOR A SHARE CONVERTIBLE BONDS BY CSAH

CSAH, being a controlling Shareholder of the Company, is entitled to the pre-emptive rights to subscribe for the A Share Convertible Bonds under the A Share Convertible Bond Issuance Plan of the Company, which is compliant with the relevant laws, regulations and normative documents and the Articles of Association.

The terms of the Possible Subscription for A Share Convertible Bonds by CSAH are the same as the terms and conditions which are set out in the A Share Convertible Bond Issuance Plan. As at the date of this announcement, based on the maximum issuance size of the Proposed Issuance of A Share Convertible Bonds (i.e. RMB16 billion) and the direct shareholding percentage of CSAH in the A Shares of the Company (i.e. approximately 52.65%), the maximum subscription amount under the Possible Subscription for A Share Convertible Bonds by CSAH is approximately RMB8,424 million.

If the non-public issuance of not more than 2,453,434,457 new A Shares (including 2,453,434,457 A Shares) to CSAH as announced by the Company on 30 October 2019 and approved by the relevant Shareholders in the relevant general meeting and class meetings on 27 December 2019 was completed, the direct shareholding of CSAH in the A Shares of the Company would increase from approximately 52.65% to approximately 63.16% and the maximum subscription amounts under the Possible Subscription for A Share Convertible Bonds by CSAH would be approximately RMB10,106 million.

IV. REASONS FOR AND BENEFITS OF THE PROPOSED ISSUANCE OF A SHARE CONVERTIBLE BONDS

In recent years, China’s aviation industry has maintained rapid growth, and there is still huge room for development in the future. The Company is the airline with the most transport aircraft, the most developed route network, and the largest passenger turnover in China. As the construction of the Guangdong-Hong Kong-Macau Greater Bay Area was elevated to a national strategy, an important development opportunity was laid before the Company. In the current economic and industry environment, in order to fully grasp the industry opportunities, the Company has proposed the overall strategic goal of becoming an international network airline, and fully promote the strategic layout of the Guangzhou-Beijing dual hub model. On one hand, the Company will focus on the development of the Greater Bay Area market, build a high-quality Guangzhou aviation hub, serve and contribute to the development of world-class city clusters and airport clusters in Guangdong, Hong Kong and Macau and provide first-class aviation upstream and downstream solutions; on the other hand, the Company has placed emphasis on promoting the construction of the Beijing hub. Daxing International Airport commenced operations in October 2019, and according to the ‘Change of Airport’ plan by the General Administration of Civil Aviation of China, the Company and its subsidiaries’ market share in Daxing International Airport will reach 43% by March 2021 and become the largest main base airline of Daxing International Airport, when the ‘Change of Airport plan’ becomes fully implemented. As at the date of this announcement, the Company has successfully completed the change of airport of the first and second batch of flights to Daxing International Airport.

Under the abovementioned background, scientifically and rationally expanding the fleet size, ensuring safe operating efficiency, and enhancing the stability of the air transportation network are important strategic measures for the Company to actively seize the good development opportunities of China’s air transportation industry, and has a great strategic significance in the Company’s goal of better serving the economic development of the Greater Bay Area and the Company’s aim of becoming an international network airline. At the same time, due to the impact of the novel coronavirus pandemic, the aviation industry’s market demand has been affected to a certain extent, which has adversely impacted the income and cash flow levels of industry participants. Airlines generally face the need to supplement working capital. Therefore, the proceeds raised from the Proposed Issuance of A Share Convertible Bonds will mainly be used for purchasing of aircraft, aviation materials and reparation projects, introduction of backup generators and supplementing working capital, to further enhance the core competitiveness of the Company’s main business, optimise the financial position and enhance the Company’s risk-resistance capability, in order to lay a solid foundation for the Company to achieve its strategic goals.

V. IMPLICATIONS ON THE PROPOSED ISSUANCE OF A SHARE CONVERTIBLE BONDS AND THE POSSIBLE SUBSCRIPTION FOR A SHARE CONVERTIBLE BONDS UNDER THE PRC REGULATORY REQUIREMENTS

The A Share Convertible Bonds proposed to be issued by the Company may lead to the issuance of new A Shares upon the exercise of the conversion rights of the A Share Convertible Bonds, the actual number of which depends on a number of factors, including the conversion price of the A Share Convertible Bonds. The Board considers that the conversion of A Share Convertible Bonds into new A Shares will dilute the interests of the existing A Shareholders and H Shareholders in the Company’s share capital.

Pursuant to the Articles of Association and the provisions of the relevant PRC laws and regulations, the Proposed Issuance of A Share Convertible Bonds shall be subject to, among others, the Shareholders’ approval at the general meeting and the class meetings, and approvals from the relevant PRC regulatory authorities.

VI. IMPLICATIONS UNDER THE LISTING RULES

Pursuant to rule 19A.38 of the Listing Rules, the Proposed Issuance of A Share Convertible Bonds is subject to the requirements for Shareholders’ approvals at the AGM and the Class Meetings.

CSAH being a party directly holding 4,528,431,323 A Shares of the Company as at the date of this announcement, is a connected person of the Company. If CSAH exercises its pre-emptive rights to subscribe for the A Share Convertible Bonds, the Possible Subscription for A Share Convertible Bonds will constitute a connected transaction under Chapter 14A of the Listing Rules and be subject to the requirements of reporting, announcement and the independent shareholders’ approval under the Listing Rules. All existing A Shareholders of the Company are entitled to pre-emptively subscribe for the A Share Convertible Bonds on a pro rata basis. No Shareholders can enjoy any privilege in the capacity of connected persons of the Company.

Mr. Wang Chang Shun, Mr. Ma Xu Lun, and Mr. Han Wen Sheng, were required to abstain from voting in the Board meeting in respect of the resolution to approve the Possible Subscription for A Share Convertible Bonds. All remaining four Directors who were entitled to vote, unanimously approved the above resolution. The format and procedure for passing the resolutions were in compliance with the Company Law of the PRC and the Articles of Association. Save for the above, no other Directors are interested or deemed to have material interests in the above transaction. In addition, no Directors have abstained from voting on other Board resolutions.

The Board expects that the Company will maintain sufficient public float to meet the applicable minimum requirement under the Listing Rules.

VII. EQUITY FUND RAISING ACTIVITIES IN THE PAST TWELVE MONTHS

On 30 October 2019, the Board proposed to put forward to the extraordinary general meeting and the class meetings to approve and authorise the Board to issue not more than 2,453,434,457 new A Shares (including 2,453,434,457 A Shares) to CSAH (“2019 A Share Issuance”) at the A Share subscription price, and enter into the A Shares subscription agreement with CSAH, pursuant to which CSAH proposed to subscribe for not more than 2,453,434,457 new A Shares, the consideration of which shall be satisfied by cash. On the same day, the Board of the Company also proposed to put forward to the extraordinary general meeting to approve the connected transaction in relation to the issuance of not more than 613,358,614 new H Shares (including 613,358,614 H Shares) to Nan Lung (a wholly-owned subsidiary of CSAH) (“2019 H Share Issuance”) at the H Share subscription price and to enter into the H Shares Subscription Agreement with Nan Lung. The total funds to be raised from the aforesaid 2019 A Share Issuance would be not more than RMB16,800.00 million (including RMB16,800.00 million), which will be utilised in the procurement of aircraft and the repayment of the Company’s borrowings. The total funds to be raised from the aforesaid 2019 H Share Issuance would be not more than HK$3,500.00 million (including HK$3,500.00 million), which would be utilised to supplement the general working capital of the Company.

Both of the 2019 A Share Issuance and the 2019 H Share Issuance were approved by the extraordinary general meeting and the respective class meetings on 27 December 2019. A total of 608,695,652 H Shares have been issued to Nan Lung at the issue price of HK$5.75 per H Share on 15 April 2020. On 24 April 2020, the Issuance Examination Committee of the CSRC reviewed the application for the 2019 A Share Issuance. According to the review results, the Company’s application for the 2019 A Share Issuance was approved. As at the date of this announcement, the Company has not received the written approval from the CSRC. The Company will issue a separate announcement upon receipt of the formal approval document from the CSRC.

Save as disclosed above, the Company has not conducted any fundraising activities involving the issuance of equity securities within 12 months immediately before the date of this announcement.

VIII. PRINCIPAL BUSINESS OF MAJOR PARTY TO THE TRANSACTION

The Company is principally engaged in the business of civil aviation and is an airline with the largest number of transport aircraft, the most developed route network and the largest annual passenger turnover in the PRC. By the end of 2019, the Company has operated a total of 862 passenger and cargo transport aircraft and served nearly 152 million passengers. The Company is ranked first in Asia and third in the world in terms of fleet scale and passenger turnover. The Company has maintained the best safety record among Chinese airlines. The Company was awarded “Two-Star Diamond Award for Flight Safety”, the top award for flight safety from the General Administration of Civil Aviation of China, in June 2018 and has been an airlines with the highest safety star in China.

CSAH is a state-owned enterprise established in the PRC. It is the controlling Shareholder of the Company.

IX. INDEPENDENT OPINION REGARDING THE PROPOSED ISSUANCE OF A SHARE CONVERTIBLE BONDS FROM THE INDEPENDENT NON-EXECUTIVE DIRECTORS

Upon review, the Independent non-executive Directors consider the Company satisfies all conditions in issuing A share convertible corporate bonds. The price determination mechanism of the Proposed Issuance of A Share Convertible Bonds is fair, equal and compliant with the Company Law and other laws, regulations and normative documents, is in line with the Company’s strategic development requirements, and is beneficial to further enhancing the Company’s core competitiveness and ability to develop sustainably.

The Company’s planned use of proceeds from the Proposed Issuance of A Share Convertible Bonds complies with the relevant industrial policies of the country and the relevant provisions of the “Guidance on the Supervision of Listed Companies No. 2-Regulatory Requirements for the Management and Use of Raised Funds of Listed Companies” (《上市公司監管指引第2號—上市公司募集資金管理和使用的監管要求》) and the “Measures for the Administration of Raised Capital of Listed Companies on the Shanghai Stock Exchange” (《上海證券交易所上市公司募集資金管理辦法》), is conducive to improving the Company’s comprehensive operating capacity, in line with the interests of all Shareholders.

The Company’s “Report on the Use of Funds Raised by China Southern Airlines Company Limited as of April 30, 2020” prepared by the Company is true, accurate, and complete. There are no false records, misleading statements, and major omissions, it is compliant with relevant requirements of CSRC, the Shanghai Stock Exchange and other relevant laws and regulations on the storage and use of raised funds, and there is no violation of the storage and use of raised funds.

The Company has formulated practical and feasible measures to mitigate the dilution risk of immediate returns of the Proposed Issuance of A Share Convertible Bonds, which is conducive to enhancing the Company’s business scale and efficiency; at the same time, the Company’s controlling Shareholders and all directors and senior management personnel of the company legally comply with the content of their commitment to fulfil the remedial measures, which is conducive to protecting the interests of all Shareholders, especially the legitimate rights and interests of minority Shareholders.

The “Rules for A Share Convertible Bond Holders’ Meetings” formulated by the Company complies with the relevant laws and regulations, and does not infringe the interests of minority Shareholders, and is in line with the Company’s and all Shareholders’ interest.

The Possible Subscription for A Share Convertible Bonds by CSAH is conducive to boosting market confidence and protecting the interests of the Company and the minority Shareholders.

Connected Directors have abstained from voting in the Board meeting considering the Proposed Issuance of A Share Convertible Bonds. The procedures for convening the Board meeting and voting were in compliance with the relevant laws and regulations and the Articles of Association. The resolutions formed were legal, valid, and did not involve any action which harms the interests of the Company and all its Shareholders.

X. AGM AND CLASS MEETINGS

AGM and Class Meetings will be convened by the Company to consider and, if thought fit, approve, among others, the resolutions on the Proposed Issuance of A Share Convertible Bonds and the Possible Subscription for A Share Convertible Bonds.

The Independent Board Committee comprising all independent non-executive Directors has been established to advise the Independent Shareholders on the Possible Subscription for A Share Convertible Bonds. TUS Corporate Finance Limited, a licensed corporation licensed to carry out Type 1(dealing in securities) and Type 6 (advising on corporate finance) regulated activities under the SFO, has been appointed as the independent financial adviser in accordance with the Listing Rules to advise the Independent Board Committee and the Independent Shareholders on the Possible Subscription for A Share Convertible Bonds.

In respect of the proposed resolution to approve the Possible Subscription for A Share Convertible Bonds, CSAH and its associates, who are directly and indirectly holding an aggregate of 6,808,414,900 Shares (representing approximately 52.88% of the issued share capital of the Company) as at the date of this announcement, are required to abstain from voting at the AGM. In respect of all the proposed resolutions in the class meeting for holders of H Shares, Nan Lung and Perfect Lines (Hong Kong) Limited, who are holding an aggregate of 2,279,983,577 H Shares (representing approximately 53.33% of the total issued H Shares) as at the date of this announcement, are required to abstain from voting at the class meeting for holders of H Shares.

Save as disclosed above, to the best of the Directors’ knowledge, information and belief, none of the other Shareholders has any material interest in the Possible Subscription for A Share Convertible Bonds and therefore will be required to abstain from voting on the resolution approving the Possible Subscription for A Share Convertible Bonds at the AGM and the Class Meetings. In addition, to the best of the Directors’ knowledge, information and belief, none of the other Shareholders will be required to abstain from voting on the other resolutions.

A circular containing, among others, the details of the Proposed Issuance of A Share Convertible Bonds and the Possible Subscription for A Share Convertible Bonds will be despatched to Shareholders as soon as practicable and within 15 business days after the publication of this announcement.

Investors should be aware that the Proposed Issuance of A Share Convertible Bonds is subject to: (i) approvals of Shareholders at the AGM and the Class Meetings; and (ii) approvals from CSRC and other relevant authorities. As the Proposed Issuance of A Share Convertible Bonds is still subject to the fulfilment of various conditions thereof, the Proposed Issuance of A Share Convertible Bonds may not proceed or may not become unconditional or may not become effective. Investors and potential investors in Shares of the Company should exercise caution and only rely on the information issued by the Company when dealing, or contemplate dealing, in the Shares.

DEFINITIONS

In this announcement, the following words have the following meanings unless the context requires otherwise:

“AGM”	the 2019 annual general meeting of the Company to be held on Tuesday, 30 June 2020 for the purpose of, among other, approving the Proposed Issuance of A Share Convertible Bonds and the Possible Subscription for A Share Convertibles Bonds by CSAH

“Annual Interest”	the interest accrued to the A Share Convertible Bond Holders in each year on each anniversary of the date of issuance of the A Share Convertible Bonds, calculated based on the aggregate nominal value of the A Share Convertible Bonds

“Articles of Association”	the articles of association of the Company, as amended from time to time

“A Share(s)”	A Share(s) of RMB1.00 each in the capital of the Company

“A Share Convertible Bond Holder(s)”	holder(s) of A Share Convertible Bonds proposed to be issued by the Company

“A Share Convertible Bond Issuance Plan”	the A Share Convertible Bond issuance plan of the Company to be considered and, if thought fit, approved at the AGM and the Class Meetings, details of which are set out in this announcement

“A Share Convertible Bonds”	the convertible corporate bonds in the total amount of not more than RMB16 billion (including RMB16 billion) which are convertible into new A Shares and proposed to be issued by the Company within the PRC

“A Shareholder(s)”	the holder(s) of the A Share(s) of the Company

“associate(s)”	has the meaning assigned to it under the Listing Rules

“Board”	the board of Directors

“Class Meetings”	the class meeting for holders of A Shares to be held immediately after conclusion of the AGM and the class meeting for holders of H Shares to be held immediately after the conclusion of the said class meeting of the holders of A Shares for the purpose of, among others, approving the Proposed Issuance of A Share Convertible Bonds

“Company”	China Southern Airlines Company Limited, a company incorporated under the laws of the PRC whose H Shares, A Shares and American depositary receipts are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively

“Company Law”	the Company Law of the People’s Republic of China (《中華人民共和國公司法》), as amended from time to time

“connected person(s)”	has the meaning assigned to it under the Listing Rules

“CSAH”	China Southern Air Holding Limited Company, a state-owned enterprise established under the laws of the PRC and the controlling Shareholder

“CSRC”	China Securities Regulatory Commission

“Director(s)”	the director(s) of the Company

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“H Share(s)”	H Share(s) of RMB1.00 each in the capital of the Company

“Independent Board Committee”	the independent committee of the Company that consists of all independent non-executive Directors formed to advise the Independent Shareholders in respect of the Possible Subscription for A Share Convertibles Bonds by CSAH

“Independent Shareholders”	the Shareholders, other than CSAH and its associates

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as amended from time to time

“Nan Lung”	Nan Lung Holding Limited, a wholly-owned subsidiary of CSAH

“Offering Document”	Offering Document of the Public issuance of A Share Convertible Bonds by China Southern Airlines Company Limited

“Possible Subscription for A Share Convertible Bonds”	CSAH may exercise the pre-emptive rights to subscribe for the A Share Convertible Bonds under the A Share Convertible Bond Issuance Plan, the specific subscription amount and conversion price on the exercise of the pre-emptive rights shall be subject to the determination made by the Board as authorised by the AGM, based on the market conditions before the issuance

“PRC”	the People’s Republic of China (for the purposes of this announcement excluding Hong Kong, Macau Special Administrative Region of the People’s Republic of China and Taiwan)

“Proposed Issuance of A Share Convertible Bonds”	the issuance of A Share Convertible Bonds proposed by the Company according to the A Share Convertible Bond Issuance Plan

“RMB”	Renminbi, the lawful currency of the PRC

“Securities Laws”	Securities Laws of the People’s Republic of China, as amended from time to time

“SFO”	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time

“Share(s)”	share of RMB1.00 each in the capital of the Company

“Shareholder(s)”	the holder(s) of the Share(s) of the Company

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“%”	percent

By order of the Board

China Southern Airlines Company Limited

Xie Bing

Company Secretary

Guangzhou, PRC

14 May 2020

As at the date of this announcement, the Directors include Wang Chang Shun, Ma Xu Lun and Han Wen Sheng as executive Directors; and Zheng Fan, Gu Hui Zhong, Tan Jin Song and Jiao Shu Ge as independent non-executive Directors.